Exhibit 99.01

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 11, 2014, Eastman Chemical Company ("Eastman" or the "Company") filed a Current Report on Form 8-K (the "Original Report") with the Securities and Exchange Commission ("SEC") to report the completion of its previously announced acquisition (the "Acquisition") of Taminco Corporation ("Taminco"). On February 19, 2015, Eastman filed a Current Report on Form 8-K/A (the "Amended Report") which amended and supplemented the Original Report to include the financial information required by Item 9.01(a) and Item 9.01(b) of Form 8-K.

This exhibit is being filed solely to include the Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2014 (the "Statement"). The accompanying Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2014 combines the historical consolidated statements of earnings of Eastman and Taminco, giving effect to the Acquisition as if it had been completed on January 1, 2014, the beginning of the earliest period presented. Except as may be set forth herein, there have been no changes to the estimates and assumptions used to prepare the unaudited pro forma condensed combined financial information contained in the Amended Report, and such estimates and assumptions, to the extent not superseded by the information contained herein, are incorporated by reference herein. The accompanying Statement has been developed from and should be read in conjunction with the unaudited interim consolidated financial statements of Taminco contained in its Quarterly Report on Form 10-Q for the period ended September 30, 2014 and the audited consolidated financial statements of Eastman contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and have also been developed from certain internal information of Eastman.

The accompanying Statement and related notes are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of Eastman would have been had the Acquisition occurred on the date assumed, nor are they necessarily indicative of Eastman's future consolidated results of operations. The Statement is based upon currently available information and estimates and assumptions that Eastman management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different upon finalization of the valuation work.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
For the year ended December 31, 2014
	Historical Eastman	Historical Taminco	Pro Forma Adjustments Note 4		Pro Forma Combined
(Dollars in millions, except per share amounts)
Sales	$9,527	$1,292	$—		$10,819
Cost of sales	7,306	1,078	(21)	(a) (b)	8,363
Gross profit	2,221	214	21		2,456

Selling, general and administrative expenses	755	88	(23)	(a) (c)	820
Research and development expenses	227	9	—		236
Asset impairments and restructuring charges, net	77	—	—		77
Operating earnings	1,162	117	44		1,323

Net interest expense	187	65	16	(d)	268
Other (income) charges, net	(15)	(4)	(12)	(c)	(31)
Earnings from continuing operations before income taxes	990	56	40		1,086
Provision for (benefit from) income taxes from continuing operations	235	(1)	16	(e)	250
Earnings from continuing operations (1)	755	57	24		836
Less: Net earnings attributable to noncontrolling interest	6	1	—		7
Net earnings attributable to Eastman	$749	$56	$24		$829

Basic earnings per share
Earnings from continuing operations attributable to Eastman (1)	$5.01				$5.55

Diluted earnings per share
Earnings from continuing operations attributable to Eastman (1)	$4.95				$5.49

Shares (in millions) used for earnings per share calculation
Basic	149.5				149.5
Diluted	151.1				151.1

(1)
As indicated in the introductory paragraphs to this Statement and Note 4 hereof, certain non-recurring items directly attributable to the Acquisition have been excluded from pro forma earnings from continuing operations.

The accompanying notes are an integral part of this Statement.

NOTE 1.    DESCRIPTION OF THE TRANSACTION

On December 5, 2014, Eastman Chemical Company ("Eastman" or the “Company”) completed its previously announced acquisition of Taminco Corporation (“Taminco”), through the merger (the "Acquisition”) of Stella Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), with and into Taminco, with Taminco surviving the merger and becoming a wholly-owned subsidiary of the Company. The Acquisition was effected pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 11, 2014, by and among the Company, Merger Sub, and Taminco.

NOTE 2.    BASIS OF PRO FORMA PRESENTATION

As previously reported, the Statement has been derived from the historical consolidated financial statements of Eastman and Taminco. Historical Taminco information includes the results of Taminco pre-acquisition period through December 5, 2014. Post acquisition Taminco results are included in historical Eastman information. Transaction and integration costs, previously included in Taminco’s historical presentation within other operating income, have been condensed and included in Eastman's selling, general, and administrative expense.

The Statement reflects an allocation of purchase price as if the Acquisition had been consummated on January 1, 2014. The Acquisition is reflected in the Statement as an acquisition of Taminco by Eastman using the acquisition method of accounting, in accordance with business combination accounting guidance under accounting principles generally accepted in the United States ("GAAP").

Please see the Amended Report for additional information, including certain assumptions and the basis of pro forma presentation.

NOTE 3.    CONSIDERATION TRANSFERRED

As previously reported, based on the number of shares of Taminco common stock, the number of options to purchase Taminco common stock, and the amount of outstanding debt repaid, Eastman paid $2.8 billion, net of cash acquired in cash to complete the Acquisition.

For additional information on the consideration transfered in the Acquisition, including the preliminary allocation of the purchase price to the assets acquired and liabilities assumed in the Acquisition, please see the Amended Report and Note 2 "Acquisitions" to the Company's consolidated financial statements in Part II, Item 8 of the Company's 2014 Annual Report on Form 10-K filed February 27, 2015. There has been no change to the preliminary purchase price allocation since disclosed in the Company's 2014 Annual Report on Form 10-K.

NOTE 4.	ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma adjustments included in the Statement are as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Earnings

(a)	Depreciation and amortization

Based on the preliminary estimated fair value of properties, a fair value step up of $78 million from historical cost as of December 5, 2014 has been assumed. Depreciation expense has been calculated based on depreciable lives consistent with the Company's policy as outlined in its Annual Report on Form 10-K for the year ended December 31, 2014.

The pro forma reduction in depreciation expense has been allocated to cost of sales and selling, general, and administrative expenses as follows:

(Dollars in millions)	Year Ended December 31, 2014
Cost of sales	$(8)
Selling, general, and administrative	(1)
Total adjustment	$(9)

Based on the preliminary estimated fair value of intangible assets, a fair value step up of $516 million from historical cost as of December 5, 2014 has been assumed. Amortization expense has been calculated based on lives that were determined using undiscounted cash flows and reflect on a straight-line basis the periods over which the assets are expected to provide economic benefit.

The pro forma increase in amortization expense has been allocated to cost of sales as follows:

(Dollars in millions)	Year Ended December 31, 2014
Cost of sales	$2
Total adjustment	$2

(b)	Cost of goods sold

Based on the preliminary estimated fair value of inventory, a fair value step up of $15 million from historical cost as of December 5, 2014 has been assumed. As the acquired inventory was sold by Eastman during 2014 the full amount of this step up is included in Eastman historical cost of goods sold, but has been eliminated from the Statement as the cost is directly attributable to the Acquisition but will not have an ongoing impact.

(c)	Transaction related expenses

Actual transaction related expenses for the Acquisition recognized by Eastman and Taminco during 2014 have been eliminated from the Statement. Although these items are directly attributable to the Acquisition they will not have an ongoing impact:

	Year Ended December 31, 2014
(Dollars in millions)	Eastman	Taminco	Total
Selling, general, and administrative expenses	$14	$8	$22
Other (income) charges, net	12	—	12
Total expenses	$26	$8	$34

(d)	Net interest expense

Prior to but in preparation for the Acquisition, Eastman issued $800 million of 2.7% notes due 2020, $800 million of 3.8% notes due 2025, and $400 million 4.65% notes due 2044 (the "Notes"). In addition, Eastman borrowed $1.0 billion under the Company’s Five-Year Senior Term Loan Credit Agreement (the “Term Loan”). The proceeds from the Notes and the Term Loan borrowing were used to pay a portion of the purchase price to complete the Acquisition. Eastman incurred $17 million in financing costs associated with the Notes and the Term Loan. These costs have been included in other noncurrent assets and are being amortized into earnings over the term of the related borrowing.

In connection with the Acquisition amounts owed by Taminco under its USD and EUR term loan credit facilities and Taminco’s Second Priority Senior Secured 9.75% Notes, $1,016 million of pre-acquisition debt were repaid, redeemed or otherwise terminated.

The unaudited pro forma adjustment to net interest expense is calculated as follows:

(Dollars in millions)	Year Ended December 31, 2014
Elimination of Taminco's interest expense	$(65)
Interest expense from additional indebtedness	81
Total adjustment	$16

Pro forma cash interest payments were determined using the following rates:

(Dollars in millions)	Amount	Index	Interest Rate
Term Loan	$1,000	1 Month LIBOR	1.4%
5 Year Notes	800		2.7%
10 Year Notes	800		3.8%
30 Year Notes	400		4.65%
	$3,000

The Company calculated pro forma interest expense for 2014 using an average outstanding term loan balance of $1 billion. A 0.125% change in the interest rate on borrowings would change annual pro forma interest expense by approximately $1 million.

The Notes were issued at a discount. Accretion of the Notes to par value is included in pro forma interest expense for the year ended December 31, 2014. For the year ended December 31, 2014, accretion and financing costs of $3.6 million have been included in pro forma interest expense.

(e)	Income tax expense

The unaudited pro forma adjustment to income tax expense is calculated as follows:

(Dollars in millions)	Year Ended December 31, 2014
Additional tax due to depreciation and amortization adjustments	$3
Benefit due to additional interest expense	(6)
Additional tax due to elimination of historically recognized transaction related costs	13
Additional tax due to elimination of cost of goods sold from inventory fair value adjustment	6
Total adjustment	$16

The pro forma tax impact on the above adjustments was calculated using the statutory rate applicable to the local jurisdiction where the adjustment is expected to be made.

During third quarter 2014, Taminco's evaluation of their tax position and completion of their 2013 Federal tax returns resulted in Taminco claiming foreign tax credits rather than deducting foreign taxes. Consequently, Taminco recorded a benefit for the current and prior year foreign tax credits and in addition revalued certain of its deferred tax assets and liabilities related to entities where it could not defer U.S. taxation to reflect this change. This resulted in Taminco recording a discrete tax benefit of $21 million during third quarter 2014.